Exhibit 99.1

GlobalSCAPE Announces Plan to Launch Modified Dutch Auction Tender Offer

Terms include repurchase of up to $15 million in value of common stock at a purchase price between $4.00 and $4.50 per share

SAN ANTONIO, Texas – August 20, 2018 –– GlobalSCAPE, Inc. (NYSE American: GSB), (“GlobalSCAPE” and/or the “Company”) today announced its plan to launch a modified Dutch auction tender offer (“Tender Offer”) to purchase up to $15,000,000 in value of shares of its common stock, par value $0.001 per share (the “Shares”) at a purchase price not greater than $4.50 nor less than $4.00 per share. On August 20, 2018, the closing price of the Company’s common stock was $3.47 per share. The Tender Offer is expected to commence in the next few days and will remain open for 20 business days.

A modified Dutch auction tender offer allows stockholders to indicate how many Shares and at what price within the range described above they wish to tender their Shares. Based on the number of Shares tendered and the prices specified by the tendering stockholders, the Company will determine the lowest price per share (the “Purchase Price”) that will enable it to purchase $15,000,000 in value of Shares at such price, or a lower amount depending on the number of Shares that are properly tendered and not properly withdrawn prior to the expiration date. All Shares purchased in the Tender Offer will be purchased at the same Purchase Price, even if the stockholder tendered at a lower price. If the Tender Offer is fully subscribed, the Company will have purchased approximately 15.2 percent to 17.1 percent of outstanding Shares as of August 20, 2018.

If the number of Shares properly tendered at or below the Purchase Price and not properly withdrawn prior to the expiration date would result in an aggregate purchase price of more than $15,000,000, the Company will purchase Shares tendered at or below that price on a pro rata basis. The Tender Offer will not be conditioned upon any minimum value of Shares being tendered or contain any financing conditions. The Company intends to fund the Purchase Price of the Shares using available cash.

While the Company’s Board of Directors has authorized the Company to make the Tender Offer, neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering any Shares or as to the price or prices at which stockholders may choose to tender their Shares. The Company has not authorized any person to make any such recommendation. Stockholders must decide whether to tender their Shares and, if so, how many Shares to tender and at what price or prices to tender. In doing so, stockholders should carefully evaluate all of the information included or incorporated by reference in the Tender Offer documents (as they may be amended or supplemented), when available, before making any decision with respect to the Tender Offer, and should consult their own broker or other financial and tax advisors.

The Company’s directors and executive officers and their respective affiliates are entitled to participate in the Tender Offer on the same basis as all other stockholders. Thomas W. Brown, David L. Mann, Robert Alpert and C. Clark Webb, directors of the Company, have indicated that they intend to participate in the Tender Offer, although no final decision has been made as to the amount of Shares to be tendered. We are not aware of any other officers or directors that have determined to participate in the Tender Offer at this time. In addition, 210/GSB Acquisition Partners, LLC, an entity affiliated with Robert Alpert and C. Clark Webb, and a holder of approximately 18% of the outstanding Shares, has indicated that it has not made a determination at this time as to whether it will participate in the Tender Offer.

“GlobalSCAPE believes this Tender Offer provides an efficient mechanism for shareholders looking to monetize all, or a portion of, their stock at a potential premium to the Company’s current share price, and is consistent with its long-term goal of maximizing shareholder value,” said Matt Goulet, President and CEO of GlobalSCAPE.

Stephens Inc. will serve as sole dealer manager for the Tender Offer. D.F. King & Co., Inc. will serve as information agent for the Tender Offer. Stockholders with questions, or who would like to receive additional copies of the Tender Offer documents once they are available may call D.F. King & Co., Inc. at (877) 297-1744 or email globalscape@dfking.com.

About GlobalSCAPE, Inc.

GlobalSCAPE, Inc. (NYSE American: GSB) is a pioneer in securing and automating the movement and integration of data seamlessly in, around and outside your business, between people and places, in and out of the cloud. GlobalSCAPE provides technology that automates your work and secures your data, while giving visibility to those who need it. GlobalSCAPE makes business flow brilliantly. For more information, visit http://www.globalscape.com or follow the blog and Twitter updates.

Additional Information Regarding the Tender Offer

The Tender Offer described in this press release has not yet commenced. This press release is for informational purposes only. This press release is not a recommendation to buy or sell Shares or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell Shares or any other securities. On the commencement date of the Tender Offer, a Tender Offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related materials, will be filed with the United States Securities and Exchange Commission (the “SEC”) by the Company. The Tender Offer will only be made pursuant to the offer to purchase, the letter of transmittal and related materials filed as a part of the Schedule TO. Stockholders should read carefully the offer to purchase, letter of transmittal and related materials (including the documents and information incorporated by reference therein) because they contain important information, including the various terms of, and conditions to, the Tender Offer. Once the Tender Offer is commenced, stockholders will be able to obtain a free copy of the Tender Offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that the Company will be filing with the SEC at the SEC’s website at www.sec.gov or by calling or emailing D.F. King & Co., Inc., the information agent for the Tender Offer, at (877) 297-1744 or email globalscape@dfking.com. Stockholders are urged to read these materials, when available, carefully prior to making any decision with respect to the Tender Offer.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “would,” “exceed,” “should,” “anticipates,” “believe,” “expect,” and variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that a statement is not a forward-looking statement. These forward-looking statements are based upon the Company’s current expectations and are subject to a number of risks, uncertainties and assumptions. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Among the important factors that could cause the actual results of the operations or financial condition of the Company to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, the overall level of consumer spending on our products; general economic conditions and other factors affecting consumer confidence; disruption and volatility in the global capital and credit markets; the Company’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, our information systems’ legal, regulatory, political and economic risks in international markets; the results of our reduction in force; the discovery of additional information relevant to the internal investigation; the conclusions of the Company’s Audit Committee (and the timing of the conclusions) concerning matters relating to the internal investigation; the possibility that additional errors relevant to the recently completed restatement may be identified; pending litigation and other proceedings and the possibility of further legal proceedings adverse to the Company resulting from the restatement or related matters; the costs associated with the restatement and the investigation, pending litigation and other proceedings and possible future legal proceedings; reduction in our cash and cash equivalents as a result of the Tender Offer; and our decreased “public float” (the number of Shares owned by non-affiliate stockholders and available for trading in the securities markets) as a result of the Tender Offer and other share repurchases. More information on potential factors that could affect the Company’s financial results is included from time to time in the Company’s public reports filed with the SEC, including the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, and speak only as of the date hereof.

GlobalSCAPE Press Contact
Contact: Lisa Kilpatrick
Phone Number: (210) 308-8267
Email: PR@GlobalSCAPE.com

GlobalSCAPE Investor Relations Contact
Contact: Matt Glover or Najim Mostamand, CFA
Phone Number: (949) 574-3860
Email: IR@GlobalSCAPE.com